

SEC 03054887 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 02 2003
WASH. D.C. 181

SEC FILE NUMBER
8- 23744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NORDBERG CAPITAL INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 LEXINGTON AVENUE

(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

PROCESSED
JUL 16 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. GERALD NORDEERG, JR. (212) 753-9111

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONROY, SMITH & CO.

(Name — *if individual, state last, first, middle name*)

385 PROSPECT AVENUE	HACKENSACK	NEW JERSEY	07601
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Gerald Nordberg, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nordberg Capital Inc., as of March 31, x19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

H. Gerald Nordberg Jr.
Signature

Chairman
Title

Nancy M. Sanseverino
Notary Public

NANCY M. SANSEVERINO
Notary Public, State Of New York
No. 24-4658464
Qualified In Kings County
Certificate Filed In New York County
Commission Expires July 15, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group Inc.)

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2003


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CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Nordberg Capital Inc.

We have audited the accompanying statement of financial condition of Nordberg Capital Inc. (a wholly owned subsidiary of Nordberg Capital Group Inc.) as of March 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordberg Capital Inc. as of March 31, 2003, and the results of its operations, its changes in stockholders' equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

June 23, 2003
Hackensack, NJ

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group Inc.)

STATEMENT OF FINANCIAL CONDITION

AS OF MARCH 31, 2003

ASSETS

Cash and cash equivalents	$ 135,688
Investment in marketable securities, at market value	208,640
Furniture, equipment and leasehold improvements	20,589
Other assets	85,262
Miscellaneous receivable	138,904
Total assets	$ 589,083

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 14,328
Total current liabilities	$ 14,328
Stockholders' equity:	
Common stock, without par value. Authorized 200 shares; issued and outstanding 100 shares	$ 10,000
Paid-in-capital	3,603,290
Accumulated deficit	(3,038,535)
Total stockholders' equity	$ 574,755
Total liabilities and stockholders' equity	$ 589,083

The accompanying notes are an integral part of these financial statements.


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NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group Inc.)

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2003

Revenues:	
Commissions	$247,284
Interest and dividends	1,591
Gain on firm securities trading account	130,515
Investment banking fees and other	72,687
Total revenues	$452,077
Expenses:	
Employee compensation	$243,211
Benefits	56,749
Clearance charges	91,012
Communications	36,015
Occupancy	189,836
Equipment rental	22,556
Interest	13
Taxes, other than income	32,168
Travel and entertainment	47,554
Professional fees	24,415
Other operating expenses	132,104
Total expenses	$875,633
Net (loss)	($423,556)

The accompanying notes are an integral part of these financial statements.


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NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2003

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, April 1, 2002	$10,000	$2,965,832	($2,614,979)	$360,853
Capital contribution	-	637,458	-	637,458
Net loss	-	-	(423,556)	(423,556)
Balance, March 31, 2003	$10,000	$3,603,290	($3,038,535)	$574,755

The accompanying notes are an integral part of these financial statements.


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NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group Inc.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2003

Cash flows from operating activities:	
Net (loss)	($423,556)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization of fixed assets and leasehold improvements	4,385
Decrease in receivable from clearing broker	2,062
(Increase) in securities owned	(122,768)
(Increase) in other assets	(49,320)
(Increase) in miscellaneous receivable	(45,000)
Increase in accounts payable and accrued expenses	820
Net cash used by operating activities	($633,377)
Cash flows from investing activities:	
Capital contribution	$637,458
Net cash provided by investing activities	$637,458
Net increase in cash	$ 4,081
Cash, beginning of year	131,607
Cash, end of year	$135,688

The accompanying notes are an integral part of these financial statements.



NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group Inc.)

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Description of Business

Nordberg Capital Inc. (the Company) is a wholly owned subsidiary of Nordberg Capital Group Inc. (the Parent). The Company is a registered broker and dealer under the Securities Exchange Act of 1934. Pursuant to an agreement between the Company and Bear Stearns & Co., Inc., all securities transactions of the Company, its officers and customers, are introduced to and cleared on a fully disclosed basis through Bear Stearns & Co., Inc. The Company is exempt from the provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Bear Stearns & Co., Inc.

Securities Transactions

Securities transactions and related commissions are recorded on a settlement-date basis which is generally five business days after trade date. Transactions are reviewed on a trade-date basis for significant changes. No adjustments were recorded as of year end.

Securities Owned

Securities owned, are valued at market value based upon quoted market prices on the principal exchange on which such shares are traded, with related changes in market value included in net trading profit as shown in the statement of operations.

Receivable from Clearing Broker

Amounts receivable from clearing broker include amounts for customers' transactions which are collateralized by customers' securities.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided under the straight-line method over the estimated lives of the related assets.


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NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group Inc.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company files a consolidated income tax return with its Parent. The Company also has an informal tax sharing agreement with the Parent which stipulates that taxes will be provided based upon the consolidated operating results of the Company and its Parent.

Note 2. Marketable Securities and Subsequent Event

Marketable securities are carried at market value as established at March 31, 2003. As of March 31, 2003 a summary of these securities is as follows:

Investments	Shares	Cost	Market
JSC Grindex	50,000	$43,974	$ 46,848
Bluefly, Inc.	12,500	26,425	10,625
OxiGene, Inc.	85,000	8,500	150,450
Psion plc	1,000	3,775	717
		$82,674	$208,640

Subsequent to the end of the fiscal year, the Company sold 35,000 shares of OxiGene, Inc. for a profit of $367,558. Additionally, the Company still owns 50,000 shares which as of June 23, 2003 were valued at approximately $550,000.



NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group Inc.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 3. Furniture, Equipment and Leasehold Improvements

As of March 31, 2003, furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$105,722
Less: Accumulated depreciation and amortization	(85,133)
	$ 20,589

Depreciation and amortization expense during 2003 amounted to $4,385.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of March 31, 2003, the company had net capital of $241,185 which was $141,185 in excess of its required net capital. The company's net capital ratio was .05 to 1.

Note 5. Income Taxes

The Company files its tax return on a consolidated basis with its Parent.

The combined entities have a net operating loss carryforward of $1,500,000.

Note 6. Commitments and Subsequent Event

The Company leases office space on a month to month basis. Actual rent expense for the year ended March 31, 2003 amounted to $189,836.


CS

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group Inc.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 6. Commitments and Subsequent Event (Continued)

Minimum future rental payments under this lease for the two years is as follows:

Year Ended March 31	Amount
2001	$128,350
Total	$128,350

Additionally, the Company leases various office equipment on a monthly basis.

Note 7. Stockholders' Equity - Capital Withdrawal

The net withdrawal of $300,000 represents a federal tax refund of $400,000 due from the Parent on its consolidated return which will not be passed through net of a $100,000 contribution made earlier in fiscal 2000.


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SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF MARCH 31, 2003



Schedule I

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group Inc.)

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF MARCH 31, 2003

Net Capital

Total stockholders' equity		$574,755
Total capital		$574,755
Deductions and/or charges:		
Non-allowable assets:		
Miscellaneous receivable	$138,904	
Furniture, equipment and leasehold improvements	20,589	
Other assets	85,262	244,755
Net capital before haircuts on securities positions		$330,000
Haircuts on securities:		
Trading and investment securities		88,815
Net capital		$241,185

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 956
Minimum dollar net capital requirement	$100,000
Excess net capital	$141,185

Computation of Aggregate Indebtedness

Total A.I. liabilities	$ 14,328
Percent of aggregate indebtedness to net capital	5%

Reconciliation of Computation of Net Capital
Under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) Filing.



Schedule II

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group Inc.)

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF MARCH 31, 2003

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.


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NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group Inc.)

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF MARCH 31, 2003

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.


CS



CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Nordberg Capital Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Nordberg Capital Inc. (the "Company"), for the year ended March 31, 2003, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Nordberg Capital Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Conroy, Smith & Co.

June 23, 2003
Hackensack, NJ


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